CUSIP No: 80007P869

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No.     )*

SandRidge Energy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

80007P869

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 80007P869

(1)	Names of Reporting Persons CVI Opportunities Fund I, LLLP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 1,645,231 (1)(2)

(6) Shared Voting Power 1,838,576 (1)

(7) Sole Dispositive Power 1,645,231 (1)(2)

(8) Shared Dispositive Power 1,838,576 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,576 (1)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.1%

(12)	Type of Reporting Person (See Instructions) PN

(1) Susquehanna Securities and G1 Execution Services, LLC are affiliated independent broker-dealers which, together with CVI Opportunities Fund I, LLLP, CVI Opportunities Fund II, LLLP and Susquehanna Advisors Group, Inc. may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) Susquehanna Advisors Group, Inc. is the investment manager to CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP and, as such, may exercise voting and dispositive power over the shares owned by CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP, respectively.

CUSIP No: 80007P869

(1)	Names of Reporting Persons CVI Opportunities Fund II, LLLP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 70,866 (1)(2)

(6) Shared Voting Power 1,838,576 (1)

(7) Sole Dispositive Power 70,866 (1)(2)

(8) Shared Dispositive Power 1,838,576 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,576 (1)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.1%

(12)	Type of Reporting Person (See Instructions) PN

(1) Susquehanna Securities and G1 Execution Services, LLC are affiliated independent broker-dealers which, together with CVI Opportunities Fund I, LLLP, CVI Opportunities Fund II, LLLP and Susquehanna Advisors Group, Inc. may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) Susquehanna Advisors Group, Inc. is the investment manager to CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP and, as such, may exercise voting and dispositive power over the shares owned by CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP, respectively.

CUSIP No: 80007P869

(1)	Names of Reporting Persons G1 Execution Services, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 741 (1)

(6) Shared Voting Power 1,838,576 (1)

(7) Sole Dispositive Power 741 (1)

(8) Shared Dispositive Power 1,838,576 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,576 (1)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.1%

(12)	Type of Reporting Person (See Instructions) BD, OO

(1) Susquehanna Securities and G1 Execution Services, LLC are affiliated independent broker-dealers which, together with CVI Opportunities Fund I, LLLP, CVI Opportunities Fund II, LLLP and Susquehanna Advisors Group, Inc. may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No: 80007P869

(1)	Names of Reporting Persons Susquehanna Advisors Group, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0 (1)(2)

(6) Shared Voting Power 1,838,576 (1)

(7) Sole Dispositive Power 0 (1)(2)

(8) Shared Dispositive Power 1,838,576 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,576 (1)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.1%

(12)	Type of Reporting Person (See Instructions) CO

(1) Susquehanna Securities and G1 Execution Services, LLC are affiliated independent broker-dealers which, together with CVI Opportunities Fund I, LLLP, CVI Opportunities Fund II, LLLP and Susquehanna Advisors Group, Inc. may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) Susquehanna Advisors Group, Inc. is the investment manager to CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP and, as such, may exercise voting and dispositive power over the shares owned by CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP, respectively.

CUSIP No: 80007P869

(1)	Names of Reporting Persons Susquehanna Securities

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 121,738 (1)

(6) Shared Voting Power 1,838,576 (1)

(7) Sole Dispositive Power 121,738 (1)

(8) Shared Dispositive Power 1,838,576 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,576 (1)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.1%

(12)	Type of Reporting Person (See Instructions) BD, PN

(1) Susquehanna Securities and G1 Execution Services, LLC are affiliated independent broker-dealers which, together with CVI Opportunities Fund I, LLLP, CVI Opportunities Fund II, LLLP and Susquehanna Advisors Group, Inc. may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No: 80007P869

Item 1.
(a)	Name of Issuer SandRidge Energy, Inc. (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices 123 Robert S. Kerr Avenue, Oklahoma City, OK 73102

Item 2(a).

Name of Person Filing
This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock of the Company, $.001 par value per share (the “Shares”).

(i)            CVI Opportunities Fund I, LLLP

(ii)           CVI Opportunities Fund II, LLLP

(iii)          G1 Execution Services, LLC

(iv)          Susquehanna Advisors Group, Inc.

(v)           Susquehanna Securities

Item 2(b).

Address of Principal Business Office or, if none, Residence
The address of the principal business offices of each of CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP is:

One Commerce Center

1201 N. Orange Street

Suite 715

Wilmington, DE 19801

The address of the principal business office of G1 Execution Services, LLC is:

175 W. Jackson Blvd.

Suite 1700

Chicago, IL 60604

The address of the principal business office of each of Susquehanna Advisors Group, Inc. and Susquehanna Securities is:

401 E. City Avenue

Suite 220

Bala Cynwyd, PA 19004

Item 2(c).	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Item 2(d)	Title of Class of Securities Common stock, $0.001 par value per share
Item 2(e)	CUSIP Number 80007P869

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No: 80007P869

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned by CVI Opportunities Fund I, LLLP includes 83,826 Shares issuable upon the exercise of warrants to purchase Shares.  The number of Shares reported as beneficially owned by G1 Execution Services, LLC consists of Shares issuable upon the exercise of warrants to purchase Shares. The number of Shares reported as beneficially owned by Susquehanna Securities includes options to buy 98,400 Shares.

The Company’s Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on November 8, 2018, indicates that there were 35,693,515 Shares outstanding as of November 2, 2018.

Susquehanna Advisors Group, Inc., which serves as the investment manager to CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP, may be deemed to be the beneficial owner of all Shares owned by CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP, respectively. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No: 80007P869

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 12, 2019

CVI OPPORTUNITIES FUND I, LLLP		CVI OPPORTUNITIES FUND II, LLLP
By: Susquehanna Advisors Group, Inc., pursuant to a Limited Power of Attorney, a copy of which is attached as Exhibit I hereto		By: Susquehanna Advisors Group, Inc., pursuant to a
Limited Power of Attorney, a copy of which is attached as Exhibit II hereto

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name: Brian Sopinsky		Name: Brian Sopinsky
Title: Assistant Secretary		Title: Assistant Secretary

G1 EXECUTION SERVICES, LLC		SUSQUEHANNA ADVISORS GROUP, INC.

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name: Brian Sopinsky		Name: Brian Sopinsky
Title: Secretary		Title: Assistant Secretary

SUSQUEHANNA SECURITIES

By:	/s/ Brian Sopinsky
Name: Brian Sopinsky
Title: Secretary

CUSIP No: 80007P869

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
I	Limited Power of Attorney for CVI Opportunities Fund I, LLLP
II	Limited Power of Attorney for CVI Opportunities Fund II, LLLP
III	Joint Filing Agreement

CUSIP No: 80007P869

Exhibit I

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 30th day of July, 2014 by CVI Opportunities Fund I, LLLP (hereinafter called “the Company”), whose Registered Office is situated at One Commerce Center, 1201 N. Orange Street — Suite 715, Wilmington, DE 19801,

WHEREAS, by agreement dated July 30, 2014, by and between the Company and Susquehanna Advisors Group, Inc., the Company expressly authorized Susquehanna Advisors Group, Inc. to enter into transactions in certain designated areas as defined in the Discretionary Investment Management Agreement attached hereto marked “Appendix 1.”

NOW THIS DEED WITNESSETH that Brian Sullivan, Treasurer of the Company, hereby appoints on behalf of the Company the firm of SUSQUEHANNA ADVISORS GROUP, INC., which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf and for the account of the Company and to take all actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to making, negotiating, signing, endorsing, executing, acknowledging and delivering in the name of the Company all applications, contracts, agreements, notes, statements, certificates, proxies and any other instruments of whatever kind and nature as may be necessary or proper in connection with the entering into of such transactions, instructing the transfer of funds where necessary with respect to such transactions, and performing all of the services specified under the Discretionary Investment Management Agreement with respect to such transactions.

IN WITNESS WHEREOF, the Company has caused this Limited Power of Attorney to take effect on the day and year above written.

CVI Opportunities Fund I, LLLP

By:	/s/ Brian Sullivan
Brian Sullivan, Treasurer

CUSIP No: 80007P869

Exhibit II

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 19th day of December, 2016 by CVI Opportunities Fund II, LLLP (hereinafter called “the Company”), whose Registered Office is situated at One Commerce Center, 1201 N. Orange Street — Suite 715, Wilmington, DE 19801,

WHEREAS, by agreement dated December 19, 2016, by and between the Company and Susquehanna Advisors Group, Inc., the Company expressly authorized Susquehanna Advisors Group, Inc. to enter into transactions in certain designated areas as defined in the Discretionary Investment Management Agreement attached hereto marked “Appendix 1.”

NOW THIS DEED WITNESSETH that Brian Sullivan, Treasurer of the Company, hereby appoints on behalf of the Company the firm of SUSQUEHANNA ADVISORS GROUP, INC., which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf and for the account of the Company and to take all actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to making, negotiating, signing, endorsing, executing, acknowledging and delivering in the name of the Company all applications, contracts, agreements, notes, statements, certificates, proxies and any other instruments of whatever kind and nature as may be necessary or proper in connection with the entering into of such transactions, instructing the transfer of funds where necessary with respect to such transactions, and performing all of the services specified under the Discretionary Investment Management Agreement with respect to such transactions.

IN WITNESS WHEREOF, the Company has caused this Limited Power of Attorney to take effect on the day and year above written.

CVI Opportunities Fund II, LLLP

By:	/s/ Brian Sullivan
Brian Sullivan, Treasurer

CUSIP No: 80007P869

Exhibit III

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock of SandRidge Energy, Inc. par value $0.001 per share, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 12, 2019

CVI OPPORTUNITIES FUND I, LLLP		CVI OPPORTUNITIES FUND II, LLLP
By: Susquehanna Advisors Group, Inc., pursuant to a Limited Power of Attorney		By: Susquehanna Advisors Group, Inc., pursuant to a Limited Power of Attorney

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name: Brian Sopinsky		Name: Brian Sopinsky
Title: Assistant Secretary		Title: Assistant Secretary

G1 EXECUTION SERVICES, LLC		SUSQUEHANNA ADVISORS GROUP, INC.

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name: Brian Sopinsky		Name: Brian Sopinsky
Title: Secretary		Title: Assistant Secretary

SUSQUEHANNA SECURITIES

By:	/s/ Brian Sopinsky
Name: Brian Sopinsky
Title: Secretary